Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the "Company"): Beneficial interests in the ordinary shares of the Company

In accordance with section 18.20 (e) of the JSE Limited Listings Requirements; shareholders are advised per the Schedule 13(G) reports filed with the U.S. Securities and Exchange Commission:

(i)	QVT Financial LP has disposed of all the ordinary shares held in the Company as at 14 February 2022; and

(ii)	Ninety One SA (Pty) Limited has disposed of substantially all of their shareholdings to 6,552 (0.03%) ordinary shares of the Company as at 10 February 2022.

By order of the Board

18 February 2022

Sponsor: Grindrod Bank Limited